UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

(Exact name of registrant as specified in charter)

Delaware	36-4459170
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

20 South Wacker Drive	60606
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following.  ☒

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None	None

Securities Act registration statement number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Right to Purchase Series A Junior Participating Preferred Stock
(Title of class)

Item 1. Description of Registrant’s Securities To Be Registered.

On September 25, 2001, the Board of Directors of Chicago Mercantile Exchange Holdings Inc. (the “Company”) adopted a Shareholder Rights Plan, providing that effective from and after the effective date (the “Effective Date”) of the Merger of CME Merger Subsidiary Inc. with and into Chicago Mercantile Exchange Inc. (“CME”), whereby CME became a wholly owned subsidiary of the Company and the former shareholders of CME became the shareholders of the Company (the “Merger”), one Right attached to each share of Common Stock of the Company. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Stock”), at a Purchase Price of $105 per Unit, subject to adjustment. The Board of Directors subsequently entered into an amendment to the Rights Agreement, dated as of November 13, 2002, by and among Mellon Investor Services LLC and Computershare Investor Services, LLC to accept the resignation of Mellon Investor Services and appoint Computershare Investor Services, LLC as successor Rights Agent (the “Rights Agent”) under the Rights Agreement. In addition, the Company entered into a second amendment to the Rights Agreement, dated as of October 26, 2005, to increase the Purchase Price (as described below) for each one-thousandth of a share of Preferred Stock pursuant to the exercise of a Right from $105 to $1,000. The description and terms of the Rights are set forth in the Rights Agreement (the “Rights Agreement”), dated November 30, 2001, between the Company and Mellon Investor Services LLC, as Rights Agent.

Initially, the Rights will be attached to all outstanding shares of Common Stock of the Company, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of either (a) Common Stock or (b) Class A Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other shareholders (the “Stock Acquisition Date”) or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the shares of Common Stock of the Company and will be transferred with and only with such shares of Common Stock, (ii) new shares of Common Stock issued after the Effective Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any outstanding shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. Chicago time on December 3, 2011, unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, the Rights Agent will adjust the book-entry accounts of each holder of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the Rights will be independently evidenced. In the event that the Company’s shares are certificated on the Distribution Date, then as soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a Person becomes an Acquiring Person (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company at a price determined by a majority of the independent directors of the Company, who are not representatives, nominees, affiliates or associates of an Acquiring Person to be fair and otherwise in the best interest of the Company and its shareholders after receiving advice from one or more investment banking firms (a “Qualifying Offer”)) each holder of a Right will thereafter have the right to receive, upon exercise, Class A Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The Exercise Price is the Purchase Price times the number of shares of Class A Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the “Flip-In Events”), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a transaction consummated pursuant to a Qualifying Offer), (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged (other than a transaction consummated pursuant to a Qualifying Offer), or (iii) 50% or more of the Company’s assets or earning power is sold or transferred, the Rights will “flip-over” and each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the issuance of the Rights attached to the shares of Common Stock pursuant to the shareholder rights plan will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Class A Common Stock of the Company (or other consideration) as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, among other things, that no amendment to adjust the time period governing the redemption shall be made at such time as the Rights are not redeemable.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. The Rights should not interfere with any merger or other business combination properly approved by the Board of Directors.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference and attached hereto as an exhibit.

Item 2. Exhibits.

4.1	Rights Agreement, dated as of November 30, 2001, by and between Chicago Mercantile Exchange Holdings Inc. and Mellon Investor Services LLC, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the form of Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to Chicago Mercantile Exchange Holdings Inc.’s Form 8-A filed with the SEC on December 4, 2001).

4.2	First Amendment to Rights Agreement, dated as of November 13, 2002, by and between Chicago Mercantile Exchange Holdings Inc., Mellon Investor Services LLC and Computershare Investor Services, LLC (incorporated by reference to Exhibit 5 to Chicago Mercantile Exchange Holdings Inc.’s Form 8-A filed with the SEC on November 29, 2002).

4.3	Second Amendment to Rights Agreement, dated as October 26, 2005, by and between Chicago Mercantile Exchange Holdings Inc. and Computershare Investor Services, LLC.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 27, 2005

CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

By:	/s/ Kathleen M. Cronin
Name: Title:	Kathleen M. Cronin Managing Director, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Rights Agreement, dated as of November 30, 2001, by and between Chicago Mercantile Exchange Holdings Inc. and Mellon Investor Services LLC, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the form of Rights Certificates as Exhibit B and the form of Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to Chicago Mercantile Exchange Holdings Inc.’s Form 8-A filed with the SEC on December 4, 2001).

4.2	First Amendment to Rights Agreement, dated as of November 13, 2002, by and between Chicago Mercantile Exchange Holdings Inc., Mellon Investor Services LLC and Computershare Investor Services, LLC (incorporated by reference to Exhibit 5 to Chicago Mercantile Exchange Holdings Inc.’s Form 8-A filed with the SEC on November 29, 2002).

4.3	Second Amendment to Rights Agreement, dated as October 26, 2005, by and between Chicago Mercantile Exchange Holdings Inc. and Computershare Investor Services, LLC.